Exhibit 4.112
English Translation of Chinese Language Document

Purchase Contract

Contract No.: CG120100254
Signing Place: Jiangning District, Nanjing
Signing Date: 2010.06.29

The Seller: Jiangxi Jingde Semiconductor New Material Co., Ltd.	The Buyer: China Sunergy (Nanjing) Co., Ltd.
Address: High & New Technology Development Zone, Jingdezhen, Jiangxi Province	Address: No. 123, West Focheng Road, Economy and Technology Development Zone, Jiangning, Nanjing
Tel.: 0798-8580266	Tel.: 025-52766603
Fax: 0798-8568398	Fax: 025-52766882

Through amicable consultation and in accordance with the Contract Law of the People’s Republic of China, the parties hereof agreed to enter into the following contractual terms for mutual compliance and performance.

1. Product name, specification, type, quantity and price:
No.	Product Name	Specification & model	Unit	Quantity (PCS)	Unit Price(RMB/PC)	Total Price (RMB)	Remarks
1	monocrystalline silicon wafer	S156/D200	Piece	1,000,000	27.8	27,800,000	Tax included
2	multicrystalline silicon wafer	M156	Piece	610,000	25	15,250,000	Tax included
	Total amount includes 17% valued-added tax (in words): Around RMB forty-three million fifty thousand (in number): RMB 43,050,000.00

2. Quality standard
See Appendix (Standards for the Inspection and Acceptance of Silicon Wafers).
Quality inspection of silicon wafers: the Buyer shall draw out 10% of silicon wafers on a random basis, through process optimization, put them into trial production. Both parties agree that the trial production report and the conclusion therein with regard to the 10% of silicon wafers issued by the Buyer shall be recognized as the binding evidence of the quality of the silicon wafers delivered.

3. Terms and time of payment
3.1 The Buyer shall make payment to the Seller upon arrival of goods at the Buyer’s warehouse in accordance with the quantity of goods delivered by the Seller.
3.2 The Seller shall be responsible for providing the Buyer with full-amount invoices of 17% value-added tax (VAT) within one week after delivery of goods. If the Seller fails to provide the VAT invoices within thirty days or the Buyer suffers tax losses due to the Seller’s fault, the losses shall be borne by the Seller.

4. Term and place of delivery
4.1 Term of delivery: The delivery date shall be no later than 30 July 2010. The Seller shall deliver goods in accordance with delivery notice issued by the Buyer.
4.2 Place of delivery: Both parties agree that the place of delivery shall be the Buyer’s factory.

5. Packing, transportation, insurance and risk transfer of goods
5.1 Packing shall meet the requirements of safe long-distance transportation. Any losses arising from improper packing shall be borne by the Seller.

5.2 The Seller shall be responsible for transportation and cover the freight and insurance premium. The risk incurred in connection with transportation shall also be borne by the Seller.
5.3 Title to and risk of the goods hereunder shall pass to the Buyer upon arrival of goods at the Buyer’s factory.

6. Quality inspection and objection
6.1 In case of any quantity problem or quality defect, the Buyer shall complete appearance inspection in accordance with the standards stipulated hereunder and claim within ten days, and quality inspection and claim within thirty days, after the arrival of the goods at the Buyer’s warehouse. If the Buyer fails to raise a claim within the foregoing time limit, the Seller’s products shall be deemed as qualified.
6.2 The Buyer accepts that the franchise ratio of unqualified silicon wafers delivered by the Seller is 1‰.

7. Liabilities for breach
7.1 If the products delivered by the Seller do not conform to this contract, the Buyer shall be entitled to choose payment refund or replacing of qualified goods. The Seller shall, within three days after receiving the Buyer’s written notice, make payment refund or replace qualified goods.
Both parties may also, through amicable negotiation, reach an agreement on price reduction for unqualified goods. If no agreement can be reached, the preceding stipulation shall apply.
7.2 If the Buyer claims for payment refund due to the unconformity of goods with this contract, the Seller shall pay to the Buyer, apart from the total price of returned goods, a penalty of 20% of the total price of returned goods.
7.3 If the Seller delays the delivery (whether due to replacement of delivered goods or not), the Seller shall pay to the Buyer a default penalty of 0.05% of the total value of the delayed goods per day, but shall not exceed 1% of total price of the delayed goods.
7.4 If the Buyer delays the payment, the Buyer shall pay to the Seller a default penalty of 0.05% of the total amount of the delayed payment per day, however such penalty shall not exceed 1% of the amount of the delayed payment.
7.5 If the Seller delays the delivery and fails to deliver goods within 7 days after the agreed delivery date, it shall be deemed as unable to make delivery. Under the foregoing circumstance, the Buyer shall be entitled to terminate this contract by notice and this contract will be terminated upon the Seller’s receipt of written notice sent by the Buyer. The Seller shall, within three days after receipt of Buyer’s written notice, refund all payment made by the Buyer and compensate the Buyer against any loss it has suffered. The amount of compensation shall be 2% of total contract price.
7.6 All notice shall be delivered either by facsimile or courier. In case of transmission by facsimile, the transmission shall be deemed delivered upon delivery; otherwise, notice sent by courier shall be deemed delivered five days after the date of posting.

8. Transfer of Contractual Rights and Obligations
Neither party may transfer all or part of the rights and obligations hereunder without written consent of the other party.

9. Confidentiality
The parties hereto and their respective employees, agents, representatives and counsels shall treat the terms and conditions under this contract and any of its supplementary agreements as business secrets and shall not disclose the information to any third party without consent of the other party. Otherwise, the defaulting party shall compensate the direct or indirect losses to the other party.

10. Force majeure
If any party fails to perform the contract due to any force majeure event, the affected party shall notify the other party in writing within seven days upon the occurrence of such event, and shall present written evidence issued by the relevant authority within fifteen days upon the end of such event. The affected party could be partially or wholly exempted from the liabilities in the light of the impact caused by such force majeure event. Where an event of force majeure occurs after the party’s delay in performance, the defaulting party shall not be exempted from its liabilities.

11. Integrity Assurance
11.1 It shall be deemed as damage to the other party’s interest if any party and its staff directly or indirectly give, in the name of the company or an individual, a gift of money, valuables, securities or provide an improper interest in other forms to any employee of the other party, or if any party and its staff carries out a transaction similar to this contract, in the name of the company or an individual, with any employee of the other party or any third person introduced by such employee. The damaging party shall compensate the direct or indirect losses incurred by the damaged party for such reason, and shall be liable for the liquidated damages of 20% of the amount of this contract per breach (up to RMB 1,000,000).
11.2 The integrity report method: Supervision Report Mailbox: JC@Chinasunergy.com, Report Phone Number: 86-25-5276 6726

12. Prohibition of commercial fraud
If the Seller breaches the principle of honesty by providing to the Buyer false registration materials,  false certificates of qualification or false information, or by hiding the truth to deceive the Buyer or the end user, it shall be liable for the liquidated damages of 20% of the amount of this contract (up to RMB 1,000,000). This Article shall not preclude the liabilities of breach undertaken by the Seller according to other provisions hereunder.

13. Dispute resolution
Any and all disputes arising from the validity, performance or interpretation of this contract shall first be resolved by the parties through amicable consultation. In case no settlement can been reached through consultation, the disputes shall be governed by the people’s court of first instance with jurisdiction where the Buyer is located.  All related fees paid for litigation (including attorney fees, travel fees, evidence collection fees, notarization fees and litigation fees, etc) shall be borne by the losing party.

14. Effective and miscellaneous
14.1 This contract shall take effect upon signature and seal by both parties. The printed text of the content hereof shall prevail. In case of any modification, the parties hereto shall confirm the modified text by signature and seal. In case the contract text covers more than one page, seal on the perforation shall be affixed to such pages.
14.2 This contract is in duplicate, with each party holding one counterpart respectively. The two counterparts shall have the same legal effect. The parties hereof shall send the original contract to each other within three working days of the date hereof. The fax copy shall have the same effect as the original.
14.3 Any matters not covered in this contract shall be negotiated by both parties and set forth in the supplementary agreements, which shall have the same legal effect as this contract.

Seller: Jiangxi Jingde Semiconductor New Material Co., Ltd. /s/	Buyer: China Sunergy (Nanjing) Co., Ltd. /s/
Contact:	Contact:
Date:	Date:

Supplementary Agreement
Contract no.: NPM110153
Place of signing: Jiangning, Nanjing
Date of signing: December 20, 2010

Party A: Jiangxi Jingde Semiconductor New Materials Co., Ltd.	Party B: China Sunergy (Nanjing) Co., Ltd.
Address: Jiangxi Jingde New High-tech Industrial Park	Address: No. 123, Focheng West Road, Nanjing Jiangning Economy & Technology Development Zone
Contact phone: 0798-8580266	Contact phone: 025-52766603
Fax: 0798-8568938	Fax: : 025-52766882

Through friendly negotiation between Party A and Party B, the following amendments and supplementations are hereby made to the original contract (no. CG120100254) between both parties:
1. In December 2010, Party A shall sell to Party B 700,000 pieces of multicrystalline silicon wafers (M156) and 570,000 pieces of monocrystalline silicon wafers (S156), the reference price of which shall be RMB 28.7/piece (including taxes) and RMB 33 (including taxes), respectively.
2. Other provisions shall be carried out in accordance with the original contract.
3. No action will be taken by Party B against Party A for its default liability resulted from the delayed delivery prior to of the date of this agreement.
4. This agreement shall become effective upon signature and sealing of both parties. This agreement is made in duplicate, each for one party. Each copy shall have the same legal force. Both parties shall send the original agreement to each other within three working days from the date of this agreement.

Party A: Jiangxi Jingde Semiconductor New Materials Co., Ltd. /s/	Party B: China Sunergy (Nanjing) Co., Ltd. /s/
Authorized representative:	Contract contact person:
Date of signature:	Date of signature: